UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ACI WORLDWIDE, INC.

OCELOT ACQUISITION CORP.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68273G101

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$136,680,278.35	$18,644

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $3.85 cash per share all shares of common stock of the subject company, which represents (1) 32,949,685 outstanding shares of common stock of the subject company, other than those shares held by Online Resources Corporation, ACI Worldwide, Inc. and Ocelot Acquisition Corp. and their wholly owned subsidiaries, (2) 937,872 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans and (3) 1,613,814 shares of common stock subject to issued and outstanding restricted share unit awards pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of February 5, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,644.	Filing Party: ACI Worldwide, Inc. and Ocelot Acquisition Corp.
Form or Registration No.: Schedule TO.	Date Filed: February 8, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 8, 2013, and is filed by (i) Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and (ii) ACI. The Schedule TO relates to the offer by Purchaser and ACI to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Online Resources Corporation, a Delaware corporation (“ORCC”), at $3.85 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Transaction Agreement, dated January 30, 2013, among ACI, Purchaser and ORCC.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the third paragraph under the sub-heading “— Antitrust Compliance”:

“On February 15, 2013, ACI and ORCC received notification that the DOJ and FTC have granted early termination of the waiting period applicable under the HSR Act in connection with the Offer. Termination of the waiting period under the HSR Act satisfies one of the conditions to the consummation of the Offer.”

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph, and inserting the following paragraph as the first paragraph, under the sub-heading “— Legal Proceedings”:

On February 14, 2013, plaintiff Scerra filed an amended complaint (the “Scerra Amended Complaint”) and added, among other things, allegations that the Individual Defendants failed to disclose all material information regarding the proposed transaction. Two other putative class actions have been filed against the same defendants asserting substantially similar claims in the Court of Chancery of the State of Delaware by other Shareholders: Ilya Pichkhadze v. Joseph Cowan, et al., Case No. 8311 (the “Pichkhadze Complaint,” filed February 13, 2013), and James Saxton v. Online Resources Corporation, et al., Case No. 8312 (the “Saxton Complaint,” filed February 13, 2013). The foregoing description is qualified in its entirety by reference to the Scerra Amended Complaint, the Pichkhadze Complaint, and the Saxton Complaint, which are filed as Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(G) to the Schedule TO and which are incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

**(a)(5)(E)	Amended Complaint filed on February 14, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280-VCN).

**(a)(5)(F)	Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311).

**(a)(5)(G)	Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned James Saxton v. Online Resources Corporation, et al. (Case No. 8312).

Exhibit No.	Description

**(a)(5)(H)	Press Release, dated February 19, 2013

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OCELOT ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase dated February 7, 2013.

*(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Form of Summary Advertisement published in The Wall Street Journal on February 8, 2013.

* (a)(5)(A)	Press Release, dated January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (a)(5)(B)	Investor Presentation Materials, dated January 31, 2013 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (a)(5)(C)	Transcript of Investor Presentation Call, held on January 31, 2013 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(a)(5)(D)	Complaint filed on February 6, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280).

**(a)(5)(E)	Amended Complaint filed on February 14, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280-VCN).

**(a)(5)(F)	Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311).

**(a)(5)(G)	Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned James Saxton v. Online Resources Corporation, et al. (Case No. 8312).

**(a)(5)(H)	Press Release, dated February 19, 2013

* (b)(1)	Commitment Letter, dated January 30, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

*(b)(2)	Amended and Restated Commitment Letter, dated February 6, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

* (d)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Online Resources Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

Exhibit No.	Description

* (d)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(5)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 3 to the Schedule 13D filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 4, 2013).

*	Previously filed.
**	Filed herewith.